WEB DESIGN AND SOCIAL MEDIA ENGAGEMENT AGREEMENT

Thi s is an agreement made on March 17, 2015, by and between Max Sound Corporation, a Delaware Corporation ("Company") and Gabe Gunlock LLC of 810 El Carmel Pl. San Diego, CA 92109 ("Consultant").

1. Scope. Company seeks add itional web design and hel p increasing social med ia engagement for the Company. Consultant represents that he has know how in these areas.

2.	Term . The term of Consultant 's engagement by Company hereunder shall commence on the date hereof and shall continue until June 17, 2015 unless termi nated by either party by providing the other party with three (3) days advance written notice of termination. If either party terminates, then compensation earned will be fully paid but compensation not yet paid will not be due with no further responsibility by either party except that Consultant will insure that Company has all of the content and work prod uct Consultant helped develop for the Company.

3.	Fee. The Company shall pay Consultant $5,000 per month for three months with $3,000 having been paid already and the balance of $2,000 being paid on the signing of this agreement. Then on April 17 - $5,000 wi ll be paid to Consultant and then again on May 17 - $5,000 will be paid again to Consultant. In addition to this compensation and subject to continuing consulting work with the Company, the Consultant shall be entitled to and shall receive up to 300,000 shares of restricted Rule 144 stock, payable in lots of 100,000 per month and shall be issued by the Com pany's Transfer Agent upon the completion of this three-month agreement or 30 days after a termination by either party. On June 17, the parties wil l consider all work completed under this agreement but additional work may be continued upon mutual agreement between the parti es.

4.	Confidential Information. Duri ng the term of this Agreement, the Consultant will have access to certain confidential information and materials, includi ng but not limited to information, ori ginated by the Company or disclosed to the Com pany by others under agreements to hold the same confidential ("Confidential Information "). Confidential Information further i ncl udes, but is not l imited to, all technical, engineering, property and information, financial, business practices, customer lists, customer identities and commercial information heretofore or hereafter disclosed or transmitted by the Com pany in any form and manner to the Consultant or otherwise received by the Consultant, whether orally or in writing. Consultant acknowledges that Consultant shall not either directly or indirect ly use, disclose or communicate to any person or entity any Confidential Information for any purpose at all whether during or after the term of this Agreement, except to the extent any such inform ation becomes generally known to the publ ic through no fault of Consultant. f urthermore, the terms of this provision survive the Term of this Agreement, or any termination thereof.

5.	Independent Contractor. Nothing in this Agreement shall be construed to create any partnership, employment relationship or other joint venture between Company and Consultant. Neither party shall hold itself out contrary to the terms of this Agreement nor neither party shall become liable by reason of any representation, act or omission contrary to the provisions of this Agreement.

6.	Work Product & Com pan y Property. During the term and whi le performing the services of this Agreement, any and all work product shall be the property of Company. All materials, including without l imitation documents, drawings, drafts, notes, designs, computer media, online sites and campaigns, electronic fi l es and l ists, including all additions to, deletions from, alterations of, and revisions in the foregoing (together the "Mater ials"), which are furnished to Consultant by Com pany or which are developed in the process of perform ing the Services, or embody or relate to the Services, the Company Information or the Innovations, are the property of Company, and shall be returned by Consultant to Company promptly at Company's request together with any copies thereof, and i n any event promptly upon expiration or termination of this Agreement for any reason. Consultant i s granted no rights in or to such Materials, the Company Information or the Innovations, except as necessary to fulfil l its obligations under this Agreement. Consultant shall not use or disclose the Materials, Company Information or Innovations to any third party.

7.	Entire Agreement. This Agreement, constitutes the entire understandi ng and agreement of the parties with respect to its subject matter and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or im plied, written or oral, between the parties.

8.	Miscellaneous. This letter shall be governed by the substantive laws of the State of California County of San Diego without regard to conflict of law principles. This Jetter constitutes the entire understanding and agreement between the parties hereto and their affil iates with respect to its subject matter and supersedes all prior or contemporaneous agreements, representations, warranties and understandings of such parties (whether oral or written). No promise, inducement, representation or agreement, other than as expressly set forth herein, has been made to or by the parties hereto. This letter may be amended only by written agreement, signed by the parties to be bound by the amendment. Evidence shall be inadmissible to show agreement by and between such parties to any term or condition contrary to or in add ition to the terms and conditions contained in this J etter. Th is letter shall be construed according to its fair meaning and not strictly for or against either party. Facsi mile or email copies are fully bindi ng under all applicable Jaws whether whole or in counterparts.

IN WITNESS WHEREOF, the parties have executed this Agreement on this date: March 17, 201 5

Com pany: Max Sound Corporation Consultant: Gabe Gunlock LLC

By: